Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-198921

Supplementing the Preliminary

Prospectus Supplement dated June 22, 2015

(To Prospectus dated January 23, 2015)

Pricing Term Sheet

Dated June 23, 2015

CorEnergy Infrastructure Trust, Inc.

7.00% Convertible Senior Notes due 2020

The information in this pricing term sheet relates only to CorEnergy Infrastructure Trust, Inc.’s offering (the “Offering”) of its 7.00% Convertible Senior Notes due 2020 and should be read together with the preliminary prospectus supplement dated June 22, 2015 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated January 23, 2015, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-198921.

Issuer:	CorEnergy Infrastructure Trust, Inc., a Maryland corporation.

Ticker / Exchange for Common Stock:	CORR / The New York Stock Exchange (“NYSE”).

Securities Offered:	7.00% Convertible Senior Notes due 2020 (the “Notes”).

Aggregate Principal Amount Offered:	$100 million aggregate principal amount of Notes (or $115 million if the underwriters’ over-allotment option is exercised in full).

Maturity Date:	June 15, 2020.

Interest Rate:	7.00% per annum, accruing from the Settlement Date.

Interest Payment Dates:	June 15 and December 15 of each year, beginning on December 15, 2015.

Public Offering Price:	100.00% of the principal amount of the Notes.

Common Stock Offering Price on June 23, 2015:	$6.00 per share of the Issuer’s common stock.

Conversion Premium:	10.0% above the Common Stock Offering Price on June 23, 2015.

Initial Conversion Price:	$6.60 per share of the Issuer’s common stock.

Initial Conversion Rate:	151.5152 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Concurrent Offering of Common Stock:	Concurrently with the Offering, the Issuer is offering 11,250,000 shares of its common stock (or 12,937,500 shares if the underwriters exercise their option to purchase additional shares in full) pursuant to a separate prospectus supplement (the “Common Stock Offering”). The completion of the Offering is not contingent upon the closing of the Common Stock Offering, and the Common Stock Offering is not contingent upon the closing of the Offering. In addition, neither the Offering nor the Common Stock Offering is or will be contingent on the consummation of the Acquisition or any additional debt financing.

Use of Proceeds:	The Issuer estimates that the proceeds from the Offering will be approximately $96.5 million (or approximately $111 million if the underwriters exercise their over-allotment option to purchase additional Notes in full), after deducting fees and estimated offering expenses.

The Issuer intends to use the net proceeds from the Offering to fund the acquisition (the “Acquisition”) of the Grand Isle Gathering System from a wholly owned subsidiary of Energy XXI Ltd, together with the net proceeds from the Common Stock Offering, cash on hand and borrowings under its revolving line of credit. If the Acquisition is not completed, the Issuer intends to use the net proceeds from the Offering for general corporate purposes, which may include the financing of other alternative acquisitions or repaying the Issuer’s existing indebtedness.

Commissions and Discounts:	The underwriters have advised the Issuer that they propose to initially offer the Notes at the Public Offering Price, plus accrued interest, if any, from the Settlement Date, and to dealers at that price less a concession not in excess of $19.50 per Note.

The following table shows the Public Offering Price, underwriting discount and proceeds before expenses to the Issuer. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Note	Without option	With option
Public Offering Price(1)	100.00%	$100,000,000	$115,000,000
Underwriting discount	3.25%	$3,250,000	$3,737,500
Proceeds, before expenses, to CorEnergy Infrastructure Trust, Inc.	96.75%	$96,750,000	$111,262,500

(1)	Plus accrued interest, if any, from June 29, 2015

The Issuer estimates that the total expenses of the Offering payable by the Issuer, not including the underwriting discount, will be approximately $250,000.

Trade Date:	June 24, 2015.

Settlement Date:	June 29, 2015.

CUSIP:	21870U AA4

Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC

Joint Lead Manager:	Stifel, Nicolaus & Company, Incorporated

Adjustment to Conversion Rate Upon a Make-Whole Fundamental Change:	The following table sets forth the share price paid per share of our common stock in the “make whole adjustment event” and the number of additional shares per $1,000 principal amount of Notes by which the conversion rate will be increased:

Effective Date	Effective Stock Price
	$6.00	$6.25	$6.50	$6.60	$6.75	$7.00	$7.25	$7.50	$7.75	$8.00	$8.50	$9.00
June 29, 2015	15.1513	14.7801	10.7534	9.3805	7.5589	5.0927	3.2459	1.9306	1.0534	0.5200	0.0790	0.0011
June 15, 2016	15.1513	15.1513	11.3542	9.9209	8.0124	5.4186	3.4707	2.0772	1.1428	0.5672	0.0895	0.0015
June 15, 2017	15.1513	15.1513	11.5293	10.0509	8.0819	5.4064	3.6997	1.9930	1.0655	0.5092	0.0699	0.0000
June 15, 2018	15.1513	15.1513	10.9268	9.4272	7.4403	4.7805	2.8517	1.5490	0.7503	0.3142	0.0237	0.0000
June 15, 2019	15.1513	13.0836	8.6891	7.2292	5.3468	2.9809	1.4656	0.6153	0.2089	0.0489	0.0000	0.0000
June 15, 2020	15.1513	8.4832	2.3295	—	—	—	—	—	—	—	—	—

The exact share prices and effective dates may not be set forth in the table above, in which case:

•	If the share price is between two share price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share price amounts and the two effective dates, as applicable, based on a 365-day year.

•	If the share price is greater than $9.00 per share, subject to adjustment, the conversion rate will not be adjusted; and

•	If the share price is less than $6.00 per share, subject to adjustment, the conversion rate will not be adjusted.

Notwithstanding the foregoing, in no event will the total number of shares of the Issuer’s common stock issuable upon conversion exceed 166.6665 shares per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth above under “Description of Notes—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement and an accompanying prospectus dated June 22, 2015) with the Securities and Exchange Commission, or the SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from: Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, New York, New York 10038, Attention: Prospectus Department, or by email at dg.prospectus_requests@baml.com; or Wells Fargo Securities, LLC, 375 Park Avenue, New York, New York, 10152, Attention: Equity Syndicate Department, by telephone at (800) 326-5897 or by email at cmclientsupport@wellsfargo.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus dated June 22, 2015. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.